Exhibit 99.1

NEWS RELEASE September 27, 2007	OTC BB: VCTPF; CUSIP: 918881103

Valcent Products Inc.: Revolutionary New High Density Vertical Growing System Now in Production and Commercial Testing

El Paso, TX; September 27, 2007 – Valcent Products Inc. (OTCBB: VCTPF) announces that its revolutionary High Density Vertical Growing (HDVG) system is now producing vegetables within its greenhouse production facility in El Paso, Texas.

Developed over several years by Valcent’s research and development partner, Pagic Inc., the system is designed to grow vegetables and other foods much more efficiently and with greater food value than in current agricultural field conditions. It is anticipated that the HDVG system will have the following characteristics:

•	Produces approximately 20 times the normal production volume for field crops
•	Requires 5% of the normal water requirements for field crops
•	Can be built on non arable lands and close to major city markets
•	Can work in a variety of environments: urban, suburban, countryside, desert etc.
•	Does not use herbicides or pesticides
•	Will have very significant operating and capital cost savings over field agriculture
•	Will drastically reduce transportation costs to market resulting in further savings, higher quality and fresher foods on delivery, and less transportation pollution
•	Will offer the opportunity for a much greater variety of vegetables to be grown
•	Will be easily scalable from small to very large food production situations

Valcent’s HDVG system was designed to address financial, ecological, quality, security and supply problems in world food production. The average ingredient in a North American meal travels 1500 miles from farm to table, resulting in excessive transportation costs, pollution and creation of greenhouse gases. Vegetables are engineered for longevity and durability rather than nutritive quality or flavor. Traditional agriculture uses vast amounts of water. Pesticides and fertilizer flow into the food chain causing illness and into the world’s oceans threatening critical ocean life.  Cities which depend on food not grown locally are vulnerable to the threat of supply chain disruption through terrorist interference.

The System can also address world hunger and poverty. About 25,000 people, most often children, die each day of hunger or hunger related causes. 854 million people are hungry and the number is increasing. Malnutrition is rampant due to not having enough food, having the wrong kind of food, or not having enough variety of food. It is planned that the HDVG system can be set up rapidly on non-arable land and produce needed food quickly, perpetually, and in volume at a significantly reduced cost as compared to traditional agriculture.

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The HDVG system exploits vertical space, greatly increasing the density at which crops can be produced. It grows plants in closely spaced pockets on clear, vertical panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Sophisticated control systems gain optimum growth performance through the correct misting of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

Valcent CEO Glen Kertz commented, “Valcent and Pagic are extremely pleased with our operational results to date. We strongly feel that the HDVG system has enormous potential to benefit food consumers whether they are in developed countries such as the United States or in less developed countries, particularly ones that are suffering from draught or other environmental challenges. By partnering Pagic with Valcent, the financial resources became available to complete what will be seen as a revolutionary food producing system acutely responsive to today’s growing environmental issues.”

Mr. Kertz continued, “We anticipate immediate commercial interest in the HDVG System from large agribusiness firms, retail concerns and foreign governments. Valcent intends to engage in commercial contracts and sales during the second quarter of 2008.”

Valcent owns 100% of the commercialization rights to the technology subject to royalties due to Pagic Inc as to 4.5% of revenues.

Readers of this news announcement are encouraged to view a two minute video clip on the company’s web site at: http://www.valcent.net

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core R&D focus on sustainable, renewable, and intense growth of agricultural products. All Valcent products and processes have patents or patents pending on integral technologies.

For more information, visit: www.valcent.net

Contacts:

Valcent Products Inc Steve McGuire or Gerry Jardine Investor Relations 1-866-408-0153 or 1-800-877-1626 info@valcent.net	Vorticom Public Relations Media Relations Nancy Tamosaitis (212) 532-2208 Email: Nancyt@vorticom.com

This press release contains forward-looking information as defined by the Securities and Exchange Commission (the “SEC”). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products may cause a loss of market acceptance and result in fewer sales.  Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent’s recent filings with the SEC.